ENDEAVOUR SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of Common shares (“Common Shares”) of Endeavour Silver Corp. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday, May 22, 2013 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated. The noon rate of exchange on April 17, 2013 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$1.0262 (Cdn$1.00 equals U.S.$0.9745) .

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 1:00 p.m. (Toronto time) on May 17, 2013 or, if the Meeting is adjourned, by 1:00 p.m. (Toronto time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

Pursuant to National Instrument 54-101 (“NI 54-101”) of the Canadian Securities Administrators, the Company is distributing copies of proxy-related materials in connection with this Meeting (including this Information Circular) indirectly to Non-Registered Holders.

The Company is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting.

Intermediaries which receive the proxy-related materials are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents. Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)	provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed April 17, 2013 (the “Record Date”) as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 99,688,010 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The Company currently has seven directors. At the Meeting, shareholders will be asked to fix the number of directors at seven and to elect seven directors.

Pursuant to the advance notice policy of the Company adopted by the board of directors on April 11, 2013 and discussed in further detail under “Particulars of Other Matters to be Acted Upon-Approval of Advance Notice Policy”, any additional director nominations for the Meeting must have been received by the Company in compliance with the advance notice policy by April 22, 2013. As no such nominations were received by the Company by such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

The persons named below are the seven nominees of management for election as directors, all of whom are current directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment (and, in the case of Kenneth Pickering who is nominated for election at a shareholders’ meeting of the Company for the first time, also his principal occupation and employment for the last five years); the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

Name, place of residence and position with the Company	Present principal occupation, business or employment	Period served as director	Common Shares beneficially owned or controlled

RICARDO M. CAMPOY(1)(2) New York, U.S.A. Director	Co-founder of Minerals Capital & Advisory LLC, a member firm of Denver-based merchant bank HeadwatersMB; Corporate Director	Since July 9, 2010	4,000

Name, place of residence and position with the Company	Present principal occupation, business or employment	Period served as director	Common Shares beneficially owned or controlled

BRADFORD J. COOKE British Columbia, Canada Director and CEO	CEO of the Company; CEO of Canarc Resource Corp. (mining company)	Since July 25, 2002	1,085,337

GEOFFREY A. HANDLEY(1)(2)(3) New South Wales, Australia Director and (Non-executive) Chairman	Corporate Director	Since June 14, 2006	10,000

REX J. MCLENNAN(1) Alberta, Canada Director	Corporate Director	Since June 12 2007	10,000

KENNETH PICKERING(2) British Columbia, Canada Director	Corporate Director since 2010; prior thereto, various positions with the BHP group of companies starting in 1993, most recently, Vice President, Major Projects (Closed Mines and North American Assets) of BHP Billiton Base Metals from 2004 to 2010	Since August 20, 2012	5,000

MARIO D. SZOTLENDER(1)(2)(3) Caracas, Venezuela Director	Corporate Director	Since July 25, 2002	170,100

GODFREY J. WALTON British Columbia, Canada Director, President and COO	President and COO of the Company	Since July 25, 2002	164,189
_____________________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

Majority Voting Policy

The Board of Directors has adopted a majority voting policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the majority voting policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.

Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation). If the Board accepts any tendered resignation in accordance with the majority voting policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days

(collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ricardo Campoy, a director of the Company, was a director of Century Mining Corporation (“Century”) when he was subject to a management cease trade order (the “MCTO”) issued by the British Columbia Securities Commission (“BCSC”) on March 20, 2008. The BCSC had issued a cease trade order on March 14, 2008 with respect to the shares of Century based on inadequacies in a National Instrument 43-101 technical report filed by Century and in Century’s financial reports for the third quarter of 2007. On March 20, 2008, the BCSC revoked the cease trade order and imposed instead the MCTO in order to give Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon Century’s filing of required technical reports and third quarter 2007 financial disclosures. The MCTO remained in place until the filing of Century’s audited annual financial statements and management’s discussion & analysis for its 2007 financial year and was eventually revoked on July 18, 2008.

Mario Szotlender, a director of the Company, was a director of Focus Ventures Ltd. (“Focus”) that was the subject of a cease trade order for a period of more than 30 consecutive days from each of BCSC and the Alberta Securities Commission. The cease trade orders were issued on April 28, 2004 as a result of Focus’ failure to file its annual financial statements within the prescribed deadline and, upon Focus’ filing of the outstanding documents, such orders were revoked on June 2, 2004 and June 11, 2004, respectively. Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked Focus’ registration under Section 12(g) of the United States Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of the proposed revocation, Focus filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the

Company’s most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2012, the Named Executive Officers of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), Godfrey Walton (President and Chief Operating Officer  (“COO”)), David Howe (Vice President Operations, Mexico (“VP Mexico Operations”) and Barry Devlin (former Vice President, Exploration (“VP Exploration”)).

Compensation Discussion and Analysis

General

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are targeted within a 20% range of 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company (see “Base Salary”).

Total direct compensation (“Total Direct Compensation”) for each of the Named Executive Officers, as well as for executive officers as a whole, consists of a Base Salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. The targeted Short Term Incentive Plan (“STIP”) and Long Term Incentive compensation (“LTI”) is directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the benchmarked mining companies. Actual compensation is positioned above or below target as performance warrants. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

No Named Executive Officer or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

The Compensation Committee and the Board have informally considered the implications of risks associated with the Company’s compensation policies and practices. Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. During 2012, the Compensation Committee discussed the potential risks associated with compensation programs as they relate to short term and long term decision-making by our executives. A number of business risks were assessed and considered, while significant items included:

Resource estimation and reserve determination
Achievement of annual production and cost targets in balance with long-term development requirements at our operations
Achieving safety results and meeting environmental requirements

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.

Audit of key measurable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.

Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.

Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded by the issuance of options. Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board’s sole discretion. The Company’s Stock Option Plan (see “Option-based Awards”) limits the number of Common Shares that may be the subject of stock options.

Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2012 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised discretion to alter the award amounts.

Time horizon of payments or realization of value: Short-term incentive awards for 2012 were made in March 2013, following the performance year. The 2012 long-term incentive program option awards vest over two years and have life of five years. The recipients of these awards realize an increase or decrease in value based on Common Share price.

Restrictions on hedging and derivative trading: Company’s executives are prohibited from engaging in hedging or derivative trading with our securities.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. For 2012, the Compensation Committee approved ranges for base salaries for executives of the Company based on review of a market salary survey prepared by Coopers Consulting Ltd. and PricewaterhouseCoopers entitled “2011 Mining Industry Salary Surveys”. The reports contain data provided for 139 North America based mining companies. The 2012 salary assessment was completed comparing the Company’s management salaries with that of all Canadian mining companies, mining companies with between 300 and less than 1,000 employees, and companies with revenues from $100 million to $300 million. These three categories are relevant to the Company’s business and industry size. The Company’s executive salaries placed between the 25th percentile and the median salary range in all of the three categories.

Subsequent to the Committee’s 2012 salary assessment, the Company retained Towers Watson to provide independent analysis in order to support the Compensation Committee’s process and analysis on executive and director compensation.

Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company’s executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics. The 24 companies in the benchmark group are:

Alexco Resource Corporation	Denison Mines Corp.	Lake Shore Gold Corp.
Alamos Gold Inc.	First Majestic Silver Corp.	North American Palladium Ltd.
Argonaut Gold Inc.	Fortuna Silver Mines Inc.	Primero Mining Corp.
AuRico Gold Inc.	Gold Resource Corp.	Silver Standard Resources Inc.
Aurizon Mines Ltd.	Great Panther Silver Ltd.	Stillwater Mining Co.
B2gold Corporation	Hecla Mining Ltd.	Taseko Mines Ltd.
Coeur d’Alene Mines Inc.	Imperial Metals Corp.	Timmins Gold Corp.
Capstone Mining Corp.	Kirkland Lake Gold Inc.	Yukon-Nevada Gold Corp.

Based on this market analysis, the NEOs’ base salaries were positioned close to the 50th percentile on average.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1.	Target Eligible Bonus
2.	Corporate and Department Percent Target Award Levels (“Percent Target Award Levels”)
3.	Individual Performance Factor

The award formula is as follows:

Short-term Incentive Award	=	Target Eligible Bonus	x	Percent Target Award Level	x	Individual Performance Factor

The Target Eligible Bonuses for the NEOs for the 2012 and 2013 performance years were as follows:

Position	2012Target Eligible Bonus (% of Base Salary)	2013Target Eligible Bonus (% of Base Salary)
CEO	70%	80%
CFO	70%	70%
COO	70%	80%
VP Mexico Operations	50%	60%
VP Exploration	50%	50%

The Percent Target Award Level is based on combined corporate and department goals for the Company. The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target. In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting. In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting (“other corporate goals”). Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a multiplier on the overall STIP award and are determined by the Committee and take into consideration the following the individuals performance, department performance, overall impact to the Company results.

The specific corporate and department goals with corresponding weighting and achievement for 2012 were as follows:

Department Goals	Weighting	Target	Achievement
Safety	2.5%	Improve mine lost time accidents	2.5%
	5%	No significant accidents	0%
Production	10%	Produce 6.7 million silver equivalent ounces	9.6%
Development	10%	Replace silver equivalent reserves	10%
Exploration	12.5%	Grow silver equivalent resources 10%	17.5%
Exploration –New Project	5%	10 million silver equivalent ounces	10%
Costs per tonne(1)	5%	$88 consolidated cost per tonne	4.7%
Cash Costs(1)	5%	$6.50 cash operating cost per ounce	2%
New Acquisitions	15%	Execute agreements on one major	15%
		acquisition and minor acquisitions
Capital Program Implementation	7.5%	Remain within the approved timeline and budget on specified projects	7.5%
Environmental	5%	Remain clean industry	5%
SOX Compliance	2.5%	No material weaknesses	2.5%
Shareholder value	5%	Share performance to peer group	0%
Financial	5%	Meet budgeted earnings per share	5%
Meet public guidance	10%	Meet public guidance	3%
Other corporate goals	-	Bolanitos Expansion/San Sebastian Discovery/Integrate El Cubo	50%
Target Weighting	100%	Percent Target Award Level	144.3%

(1)

Cash cost per ounce and cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per ounce and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance. See the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012 filed at www.sedar.com for further information.

For 2012, the executive team achieved a Percent Target Award Level of 144.3% (as indicated in the table above). The Percent Target Award Level includes the Committee’s assessment of an additional achievement weighting of 50% (“other corporate goals”), reflecting the success of the Bolanitos mine expansion, the significant San Sebastian discovery and successfully managing the integration and complexities of the El Cubo operations. The Individual Performance Factors for the NEOs were determined to be 100%.

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan of the Company (the “Stock Option Plan”). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company’s performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management’s recommendations and who, once satisfied, provide their recommendation to the Board of Directors. The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. Previous option grants to an optionee are not taken into account when considering new option grants to the optionee. The Compensation Committee’s recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year. The stock options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

The 2012 option awards were not benchmarked to peers, however the committee assessed the grant based on industry knowledge and historical comparisons. During 2012, Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company’s NEOs, including LTI compensation. The analysis identified that Total Direct Compensation for the NEOs was between the 50th and 75th percentiles on average. For 2013, LTI compensation is targeted as a percentage of Total Target Cash (“TTC”), which includes base salary and target bonus. The 2013 LTI compensation is targeted as the following:

Position	2013Target LTI Compensation (% of TTC)
CEO	175%
CFO	150%
COO	165%
VP Mexico Operations	150%
VP Exploration	125%

The Stock Option Plan presently includes the following provisions:

The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company’s Board of Directors (the “Committee”), which is presently the Compensation Committee.

The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 7.5% of the issued and outstanding Common Shares at any time and from time to time.

The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).

The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the “Market Price” of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) before the date of the option granted.

An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the “Right”) when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis.
Options may be granted for a term not exceeding ten years.

An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. The Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan. A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.

In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Plan.

On April 23, 2012, the Board of Directors approved an amendment to the Stock Option Plan (“Amendment No. 2”) to decrease the maximum number of Common Shares that may be issuable thereunder from 10% to 7.5% of the total number of Common Shares that may be issued and outstanding at any time and from time to time.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. At the annual general meeting held on May 23, 2012, shareholders of the Company reconfirmed the Stock Option Plan (as amended by Amendment No. 2) by approving the unallocated options that may be grantable thereunder.

As at the date hereof, the total number of Common Shares issuable under outstanding options granted under the Stock Option Plan is 3,771,450, representing 3.78% of the issued and outstanding Common Shares of the Company.

Compensation Governance

The Company has a Compensation Committee that is comprised of four independent directors, Ricardo Campoy (Chair), Geoffrey Handley, Mario Szotlender and Kenneth Pickering. Messrs. Campoy, Handley, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices.

The Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee’s responsibilities, powers and operation are described in Appendix A - “Corporate Governance Disclosure” under the subheading, “Compensation”.

In June 2012, the Compensation Committee retained Towers Watson to assist with assessing the market competitiveness of executive and director compensation. Towers Watson has not been retained for any other services by the Company.

The following table sets forth, by category, the aggregate fees billed by each compensation consultant or advisor retained by the Company for each of the financial years ended December 31, 2012 and December 31, 2011:

Executive Compensation-Related Fees

	Executive compensation- related fees (Cdn.$)	All other fees
Towers Watson
Year ended December 31, 2012	$72,649	Nil
Year ended December 31, 2011	Nil	Nil

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2008 at the opening of trading to December 31, 2012 with the cumulative total return of the S&P/TSX Composite Index. Dollar amounts in the following graph refer to Canadian dollars (Cdn.$).

	Jan. 1/08 (Cdn.$)	Dec. 31/08 (Cdn.$)	Dec. 31/09 (Cdn.$)	Dec. 31/10 (Cdn.$)	Dec. 31/11 (Cdn.$)	Dec. 31/12 (Cdn.$)
Endeavour Silver Corp.	$100.00	$32.63	$100.79	$192.11	$260.26	$206.32
S&P-TSX Composite Index	$100.00	$67.00	$90.48	$106.41	$97.14	$104.13

The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers in 2008. During this period, the executive compensation was increasing as the Company was maturing and experiencing growth while the shareholder return was declining due to unprecedented disruptions in the credit and financial markets. The trend shown by this graph does reflect the trend in the Company’s executive compensation for 2009 through 2011. During this period, the prices of precious metals rose significantly, resulting in an increased demand throughout the industry for experienced management. The consequence of the increased demand for experienced management has been higher labour costs in the industry and the Company’s executive compensation is designed to retain experienced management by basing salaries upon industry salary surveys. The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers for 2012. Compensation increased during 2012 as both a reflection of the continued increase in demand for experienced management and the growth experienced by the Company during the year. The grant date value of long-term incentives as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs. The ultimate value to be realized from the long-term incentives is directly linked to share price performance.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company’s three financial years ended December 31, 2012 by the Named Executive Officers.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(2)	Long- term incentive plans
BRADFORD COOKE CEO	2012 2011 2010	489,635(3)(4) 439,697(3)(4) 314,610 (3)(4)	Nil Nil Nil	701,499 729,385 292,840	438,210(5) 275,566(5) 259,549 (5)	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	1,629,344 1,444,648 866,999
DANIEL DICKSON CFO	2012 2011 2010	297,406(3) 261,553(3) 205,557 (3)	Nil Nil Nil	607,966 583,508 234,272	275,585(5) 169,579(5) 173,033 (5)	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	1,180,957 1,014,640 612,862
GODFREY WALTON COO	2012 2011 2010	456,538(3)(6) 411,351(3)(6) 315,865 (3)(6)	Nil Nil Nil	654,733 729,385 273,317	393,415(5) 244,275(5) 249,167 (5)	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	1,504,686 1,385,011 838,349
DAVID HOWE VP Mexico Operations	2012 2010 2010	350,000(7) 345,000(7) 230,000 (7)	Nil Nil Nil	561,200 534,883 234,272	253,000 150,000 164,019	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	1,164,200 1,029,883 628,291
BARRY DEVLIN(9) VP Exploration	2012 2011 2010	250,000 225,969 188,308	Nil Nil Nil	467,666 486,257 234,272	Nil 108,000 128,363	Nil Nil Nil	Nil Nil Nil	(8) (8) (8)	717,666 820,226 550,943

(1)

The grant date fair value of each option granted during the years ended December 31, 2010, 2011 and 2012 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 77% (in 2010 and 2011) and 73% (in 2012); risk free interest rate of 2.17% (in 2010), 2.02% (in 2011) and 1.28% (in 2012); expected option life of 3.64 years (in 2010), 3.86 years (in 2011) and 3.81 years (in 2012); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2)	Comprised of performance bonuses earned during the indicated year, but paid subsequent to the year end.
(3)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$1.00059 for 2012, Cdn.$1.00=U.S.$1.01196 for 2011 and Cdn.$1.00=U.S.$0.971 for 2010.
(4)	Includes amounts received by Mr. Cooke relating to his director role of $25,515 for 2012, $25,299 for 2011 and $23,304 for 2010.
(5)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$0.9738 for 2012, Cdn.$1.00=U.S.$1.0094 for 2011 and Cdn.$1.00=U.S.$1.011 for 2010.

(6)	Includes amounts received by Mr. Walton relating to his director role of $25,515 for 2012, $25,299 for 2011 and $23,304 for 2010.
(7)

Amount paid in a combination of both Mexican Pesos and U.S.$ The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 1 Peso=U.S.$0.07613 for 2012, Peso=U.S.$0.08085 for 2011 and 1 Peso=U.S.$0.07924 for 2010.

(8)

Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either Cdn.$50,000 or 10% of the NEO’s total salary for the financial year.

(9)	Mr. Devlin resigned his position as VP Exploration effective November 12, 2012 and ceased to be employed by the Company effective December 31, 2012.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to Named Executive Officers that were outstanding as at December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
BRADFORD COOKE	150,000(3)	1.88	June 22, 2014	902,485	Nil	N/A	N/A
	200,000(3)	3.32	Nov. 13, 2014	917,098	Nil	N/A	N/A
	150,000(3)	3.70	May 26, 2015	630,379	Nil	N/A	N/A
	150,000(4)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	150,000(5)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
DANIEL DICKSON	120,000(3)	3.70	May 26, 2015	504,303	Nil	N/A	N/A
	120,000(4)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	130,000(5)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
GODFREY WALTON	50,000(3)	3.32	Nov. 13, 2014	229,275	Nil	N/A	N/A
	140,000(3)	3.70	May 26, 2015	588,354	Nil	N/A	N/A
	150,000(4)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	140,000(5)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
DAVID HOWE	70,000(3)	3.70	May 26, 2015	294,177	Nil	N/A	N/A
	110,000(4)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	120,000(5)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
BARRY DEVLIN	80,000(3)	3.70	May 26, 2015	336,202	Nil	N/A	N/A
	100,000(4)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	100,000(5)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
_____________________________
(1)

All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in -the-money options have been translated at the December 31, 2012 exchange rate of Cdn.$1.00=U.S.$1.0078.

(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2012 (based on the Cdn.$7.84 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2012 exchange rate of Cdn.$1.00=U.S.$1.0078.

(3)	Options are fully vested.
(4)	As at December 31, 2012, 80% of these options had vested and the remaining 20% will vest on June 29, 2013.
(5)	As at December 31, 2012, 40% of these options had vested and an additional 20% will vest on each of May 23, 2013, November 23, 2013 and May 23, 2014.

Incentive plan awards—value vested or earned during the year

The following table sets out information for the Named Executive Officers on value of incentive awards vested or earned during the fiscal year ended December 31, 2012.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
BRADFORD COOKE	184,125	Nil	438,210(2)
DANIEL DICKSON	148,288	Nil	275,585(2)
GODFREY WALTON	171,931	Nil	393,415(2)
DAVID HOWE	147,219	Nil	253,000
BARRY DEVLIN	145,164	Nil	Nil
_____________________________
(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the exchange rate of Cdn.$1.00=U.S.$1.0078.
(2)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate of Cdn.$1.00=U.S.$0.9738 at the time award was submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

During the year ended December 31, 2012, the Company had employment agreements or arrangements which include change of control provisions with each of Bradford Cooke, Daniel Dickson, Godfrey Walton, David Howe and Barry Devlin and which have been approved by the Board of Directors. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2012, the total cost to the Company of related payments to the NEOs (other than Barry Devlin who was not then an executive officer of the Company) is estimated at Cdn.$4,798,155 (U.S.$4,835,580). The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2012. Further details of the provisions for each NEO are described after the table. Canadian dollar denominated amounts have been translated using the December 31, 2012 exchange rate of Cdn.$1.00=U. S.$1.0078.

Name	Termination without Cause	Voluntary Resignation(1)	Change-in-Control
BRADFORD COOKE	Cdn.$723,000	Cdn.$385,500	Cdn.$1,533,571(2)
DANIEL DICKSON	Cdn.$448,000	Cdn.$238,000	Cdn.$963,765(2)
GODFREY WALTON	Cdn.$642,000	Cdn.$342,000	Cdn.$1,380,764(2)
DAVID HOWE	$325,000	Nil	$540,385(3)
______________________________
(1)	Contingent upon providing 3 months’ notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.
(2)	Payable in the event of resignation or termination within 6 months of a change in control.
(3)	Payable in the event of termination as a result of a change in control

Bradford Cooke, CEO

Mr. Cooke entered into an employment agreement dated January 1, 2008 with the Company (the “Cooke Agreement”). The Cooke Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Cooke Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Cooke Agreement, upon termination without cause, Mr. Cooke is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Cooke is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to 3 months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Cooke is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Cooke Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Daniel Dickson, CFO

The Board of Directors of the Company has approved the terms for an employment agreement between the Company and Daniel Dickson (the “Dickson Agreement”) with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of the Dickson Agreement, upon termination without cause, Mr. Dickson is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Dickson is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to 3 months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Dickson is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Dickson Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Godfrey Walton, President and COO

Mr. Walton entered into an employment agreement dated January 1, 2008 with the Company (the “Walton Agreement”). The Walton Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Walton Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Walton Agreement, upon termination without cause, Mr. Walton is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Walton is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to 3 months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Walton is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Walton Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

David Howe, VP Mexico Operations & Country Manager, Mexico

Mr. Howe entered into an employment agreement dated January 1, 2009 with the Company (the “Howe Agreement”). The Howe Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Howe Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Howe Agreement, upon termination without cause, Mr. Howe is entitled to receive an amount equal to one-half of his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus. In the event of termination as a result of a change in control, Mr. Howe is entitled to receive an amount equal to his estimated annual salary plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Howe Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Barry Devlin, VP Exploration

Barry Devlin resigned as VP Exploration of the Company effective November 12, 2012 and ceased to be employed by the Company effective December 31, 2012. In connection with his termination of employment with the Company, no incremental amounts were payable pursuant to the terms of his employment agreement with the Company.

Director Compensation

Discussion of Directors’ Compensation

The following table sets out fees payable to the directors of the Company. Directors who are officers or employees were paid the following fees, as applicable, to June 2012, but subsequently do not receive any director compensation.

Director Compensation	Cdn.$
Cash Retainer	6,000	per quarter
Additional Retainer for Lead Director	1,250	per quarter
Board Meeting Fee	1,300	per meeting
Committee Meeting Fee
Audit	1,300	per meeting
Other	1,000	per meeting
Additional Committee Meeting Fee for Committee Chair
Audit	2,500	per meeting
Other	1,500	per meeting

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2012. For directors who are Named Executive Officers, see “Executive Compensation—Summary Compensation Table”.

Name	Fees earned(1) ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
RICARDO CAMPOY	56,633	Nil	91,195	Nil	Nil	Nil	147,828
GEOFFREY HANDLEY	76,145	Nil	91,195	Nil	Nil	Nil	167,340
LEONARD HARRIS(3)	22,113	Nil	Nil	Nil	Nil	Nil	22,113
REX MCLENNAN	58,835	Nil	91,195	Nil	Nil	Nil	150,030
KENNETH PICKERING(4)	14,859	Nil	99,703	Nil	Nil	Nil	114,562
MARIO SZOTLENDER	51,130	Nil	91,195	Nil	Nil	Nil	142,325
____________________________
(1)	Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$1.00059
(2)

The grant date fair value of each option granted during the years ended December 31, 2010, 2011 and 2012 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 77% (in 2010 and 2011) and 73% (in 2012); risk free interest rate of 2.17% (in 2010), 2.02% (in 2011) and 1.28% (in 2012); expected option life of 3.64 years (in 2010), 3.86 years (in 2011) and 3.81 years (in 2012); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(3)	Mr. Harris ceased to be a director of the Company effective May 23, 2012.
(4)	Mr. Pickering joined the Board effective August 20, 2012

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to directors of the Company (other than directors who are Named Executive Officers) that were outstanding as at December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
RICARDO CAMPOY	80,000(4)	3.70	July 9, 2015	336,202	Nil	N/A	N/A
	75,000(5)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	19,500(6)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
GEOFFREY HANDLEY	90,000(5)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	19,500(6)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
LEONARD HARRIS(3)	75,000(4)	1.88	June 22, 2014	451,242	Nil	N/A	N/A
	125,000(4)	3.32	Nov. 13, 2014	573,186	Nil	N/A	N/A
	80,000(4)	3.70	May 26, 2015	336,202	Nil	N/A	N/A
	75,000(5)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
REX MCLENNAN	48,000(4)	3.70	May 26, 2015	201,721	Nil	N/A	N/A
	75,000(5)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	19,500(6)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
KENNETH PICKERING	22,250(7)	8.81	Nov. 8, 2017	Nil	Nil	N/A	N/A
MARIO SZOTLENDER	75,000(4)	1.88	June 22, 2014	451,242	Nil	N/A	N/A
	125,000(4)	3.32	Nov. 13, 2014	573,186	Nil	N/A	N/A
	80,000(4)	3.70	May 26, 2015	336,202	Nil	N/A	N/A
	75,000(5)	8.25	June 29, 2016	Nil	Nil	N/A	N/A
	19,500(6)	8.52	May 23, 2017	Nil	Nil	N/A	N/A
___________________________
(1)

All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in -the-money options have been translated at the December 31, 2012 exchange rate of Cdn.$1.00=U.S.$1.0078.

(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2011 (based on the Cdn.$7.84 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2012 exchange rate of Cdn.$1.00=U.S.$1.0078.

(3)	Mr. Harris ceased to be a director of the Company effective May 23, 2012. His options continue to be effective until the respective original expiration dates.
(4)	Options are fully vested.
(5)	As at December 31, 2012, 80% of these options had vested and the remaining 20% will vest on June 29, 2013.
(6)	As at December 31, 2012, 40% of these options had vested and an additional 20% will vest on each of May 23, 2013, November 23, 2013 and May 23, 2014.
(7)	As at December 31, 2012, 20% of these options had vested and an additional 20% will vest on each of May 8, 2013, November 8, 2013, May 8, 2014, and November 8, 2014.

Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are Named Executive Officers) on value of incentive awards vested or earned during the fiscal year ended December 31, 2012.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
RICARDO CAMPOY	188,459	Nil	Nil
GEOFFREY HANDLEY	90,380	Nil	Nil
LEONARD HARRIS	90,259	Nil	Nil
REX MCLENNAN	90,259	Nil	Nil
KENNETH PICKERING	897	Nil	Nil
MARIO SZOTLENDER	90,259	Nil	Nil
___________________________
(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the exchange rate of Cdn.$1.00=U.S.$1.0078.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common

Shares are authorized for issuance as at December 31, 2012. The information shown for “Equity compensation plans approved by securityholders” relates to the Company’s Stock Option Plan as at December 31, 2012.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)	4,171,450	Cdn.$5.87	3,294,164[0]
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,171,450		3,294,164[0]
___________________________
(1)

As at December 31, 2012, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 7.5% of the issued and outstanding Common Shares (being 7,465,614 Common Shares as at December 31, 2012).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2012 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Advance Notice Policy

Background

On April 11, 2013, the Board of Directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Appendix B. In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following is a summary of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Appendix B.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Chief Executive Officer of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Chief Executive Officer of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Resolution to Approve Advance Notice Policy

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges and to address changes in industry standards from time to time as determined by the Board.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Company’s Information Circular dated April 23, 2013 be and is hereby approved, ratified and confirmed;

2.

The Board of Directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges and to address changes in industry standards from time to time as determined by the Board of the Directors, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board of Directors recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2012 which are available on SEDAR and may also be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Company’s Audit Committee is contained in Item 16.2 of the Company’s Annual Information Form dated March 28, 2013 for the financial year ended December 31, 2012 filed on SEDAR.

DATED as of the 23rd day of April, 2013.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO

APPENDIX A

ENDEAVOUR SILVER CORP.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Ricardo Campoy, Geoffrey Handley, Rex McLennan, Kenneth Pickering and Mario Szotlender are independent.
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke – Executive officer of the Company Godfrey Walton – Executive officer of the Company
Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent. If the majority of directors or proposed directors are not independent, describe what the board of directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.	The Board is currently composed of seven directors (all of whom are nominated for re-election), the majority of whom is independent.

DISCLOSURE REQUIREMENTS	COMMENTS
If a director or proposed director is
presently a director of another issuer
that is a reporting issuer (or the
equivalent) in a jurisdiction or a
foreign jurisdiction, identify both the
director and the other issuer.

Ricardo Campoy — Forsys Metal Corp.
                                         General Moly Inc.

Bradford Cooke       — Canarc Resource Corp.
                                         Caza Gold Corp.
                                         Radius Gold Inc.

Geoffrey Handley    — Eldorado Gold Corporation
                                         Mirabela Nickel Limited
                                         PanAust Limited

Rex McLennan         — European Uranium Resources Ltd.

Kenneth Pickering   — Enaex S.A.
                                         PanAust Limited
                                         THEMAC Resources Group Limited

Mario Szotlender     — Atico Mining Corporation
                                         Focus Ventures Ltd.
                                         Fortuna Silver Mines Inc.
                                         Iron Creek Capital Corp.
                                         Magellan Minerals Ltd.
                                         Radius Gold Inc.

Godfrey Walton — Ethos Capital Corp.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent directors meet informally (without members of management) prior to or after regularly scheduled Board of Director meetings to discuss current matters. In addition, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors	Geoffrey Handley is the Chairman of the Board and is an independent director.

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	The attendance record of each current director for all Board meetings held in 2012 was as follows:

            Ricardo Campoy               — 7 of 7 meetings
            Bradford Cooke                — 7 of 7 meetings
            Geoffrey Handley             — 7 of 7 meetings
            Rex McLennan                  — 6 of 7 meetings
            Kenneth Pickering(1)        — 2 of 2 meetings
            Mario Szotlender              — 7 of 7 meetings
            Godfrey Walton                — 7 of 7 meetings

The attendance record of each current director member of the Audit Committee for meetings of that committee held in 2012 was as follows:
Ricardo Campoy — 4 of 4 meetings Geoffrey Handley — 4 of 4 meetings Rex McLennan — 4 of 4 meetings Mario Szotlender — 4 of 4 meetings
The attendance record of each current director member of the Corporate Governance and Nominating Committee for meetings of that committee held in 2012 was as follows:
Geoffrey Handley — 2 of 2 meetings Rex McLennan — 2 of 2 meetings Mario Szotlender — 2 of 2 meetings
The attendance record of each current director member of the Compensation Committee for meetings of that committee held in 2012 was as follows:
Ricardo Campoy — 5 of 5 meetings Geoffrey Handley — 5 of 5 meetings Kenneth Pickering(1) — 1 of 2 meetings Mario Szotlender — 5 of 5 meetings
(1) Mr. Pickering joined the Board on August 20, 2012.
Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.
Board Mandate
Disclose the text of the board’s written mandate

A copy of the full text of the Board’s Mandate can be viewed at www.sedar.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following

DISCLOSURE REQUIREMENTS	COMMENTS
particular areas:
the strategic planning process of the Company;
identification and management of the principal risks associates with the business of the Company;
planning for succession of management;
the Company's policies regarding communications with its shareholders and others; and
the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President/COO and the CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman, but has not yet developed written position descriptions for the chair of any Board committees. The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities	The Board has developed a written position description for the CEO.
Orientation and Continuing Education
Briefly describe what measures the board takes to orient new directors regarding:
(i)    the role of the board, its committees
         and its directors; and
(ii)   the nature and operation of the issuer’s
business

The Company’s general education programs are overseen by the Corporate Governance and Nominating Committee. See “Nomination of Directors” and “Other Board Committees” below for the responsibilities of the Corporate Governance and Nominating Committee.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	As above
Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.	The Board has adopted a written Code of Business and Ethics for the directors, officers and employees of the Company. A copy of the Code of Conduct is available on SEDAR at www.sedar.com.
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct

The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

DISCLOSURE REQUIREMENTS	COMMENTS
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company’s director nomination program is overseen by the Corporate Governance and Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Corporate Governance and Nominating Committee is composed entirely of independent directors. Current members of the Corporate Governance and Nominating Committee are Geoffrey Handley (Chair), Rex McLennan and Mario Szotlender.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:

(a)	In making its recommendations to the Board regarding director nominees, the Committee shall consider:

	(i)	the appropriate size of the Board,

	(ii)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,

	(iii)	the competencies and skills that the Board considers each existing director to possess,

	(iv)	the competencies and skills each new nominee will bring to the Board, and

	(v)	whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company.

(b)

The Committee shall develop qualification criteria for Board members for recommendation to the Board. In conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any “lead director” of the Board), the Committee shall recommend Board members to the various committees of the Board.

(c)

The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.

(d)

The Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

DISCLOSURE REQUIREMENTS	COMMENTS
Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers	The Company’s executive compensation program is overseen by the Compensation Committee.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation

The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Ricardo Campoy (Chair), Geoffrey Handley, Kenneth Pickering and Mario Szotlender. The independent members do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a committee meeting, if a matter is more effectively dealt with without the presence of members of management, the compensation committee members ask members of management to leave the meeting, and the independent members then meet in camera.

If the board has a compensation committee, describe the responsibilities, powers and operation of	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:
the compensation committee	Review and assess the adequacy of the Charter annually;
Review the adequacy and form of compensation of senior management;
Review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;
Review the performance of the Corporation’s senior management;
Review and approve the corporate goals and objectives relevant to CEO, President and CFO and other senior officer’s compensation;
Review and make recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of senior management;
Oversee the administration of the Corporation’s employee stock option plan;
Report to the Board of Directors on all other matters and recommendations made by the Compensation Committee; and
Follow the process established by it for all committees of the Board for assessing the performance of the Committee.

The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

DISCLOSURE REQUIREMENTS	COMMENTS
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:
(a)

The Committee shall review and reassess at least annually the adequacy of the Company’s corporate governance procedures and recommend any proposed changes to the Board for approval. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

(b)	Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.
(c)	The Committee may form and delegate authority to subcommittees when appropriate.
(d)

The Committee shall review and recommend changes to the Board of the Company’s Code of Conduct, and shall consider any requests for waivers from the Company’s Code of Conduct. The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

(e)

The Committee shall review annually or more often if appropriate:
(i) Committee members’ qualifications and requirements,
(ii) Committee structure (including authority to delegate) and
(iii) Committee performance (including reporting to the Board).
The Committee shall make recommendations to the Board, as appropriate based on its review.

(f)

The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board following the end of each fiscal year.

Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

APPENDIX B

ADVANCE NOTICE POLICY

INTRODUCTION

The Company is committed to: 1) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; 2) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and 3) allowing shareholders to register an informed vote for directors of the Company after having been afforded reasonable time for appropriate deliberation.

PURPOSE

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or applicable stock exchanges and to address changes in industry standards from time to time as determined by the Board.

NOMINATIONS OF DIRECTORS

1.

Nominations of persons for election to the Board may be made at any annual meeting of shareholders of the Company, or at any special meeting of shareholders of the Company if one of the purposes for which the special meeting is called is the election of directors. Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any such annual or special meeting of shareholders of the Company, nominations of persons for election to the Board may be made only:

	(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

	(b)	by or at the direction or request of one or more shareholders pursuant to a valid “proposal” as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

	(c)	pursuant to a requisition of the shareholders that complies with and is made in accordance with section 167 of the Act, as such provisions may be amended from time to time; or

	(d)	by any person (a “Nominating Shareholder”) who:

(i)

at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date fixed by the Company for such meeting, (A) is a “registered owner” (as defined in the Act) of one or more shares of the Company carrying the right to vote at such meeting, or (B) beneficially owns shares carrying the right to vote at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably. In cases where a Nominating Shareholder is not an individual, the notice referred to in section 4 must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee or partner of such entity who provides such evidence of such authorization that is satisfactory to the Company, acting reasonably; and

(ii)	in either case, complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder in accordance with this Policy, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with section 3) and in proper written form (in accordance with section 4) to the Chief Executive Officer of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Chief Executive Officer of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined in section 6(c)) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice must be addressed to the Chief Executive Officer of the Company, and must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice;

(iii)	the citizenship of such person;

(iv)

the class or series and number of shares in the capital of the Company which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)

the amount and material terms of any other securities, including any options, warrants or convertible securities which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(vi)

a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and

(vii)	a statement that the person is not prohibited or disqualified from acting as a director of the Company under the Act, Applicable Securities Laws (as defined in section 6(a)) or any other legislation.

(b)

the full particulars regarding any oral or written proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company; and

(c)

any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

Such Nominating Shareholder’s notice must be accompanied by a written consent to act as a director of the Company as required under section 121 of the Act, duly signed by the person being nominated for election as a director.

In addition, the Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the experience, independence and/or qualifications, or lack thereof, of such proposed nominee. As soon as practicable following receipt of a Nominating Shareholder’s notice (and such other information referred to above, as applicable) that complies with this Policy, the Company shall publish the details of such notice through a public announcement.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or at the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the provisions of this Policy and, if the chairman of the meeting determines that any proposed nomination was not made in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

(a)

“Applicable Securities Laws” means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States;

	(b)	“business day” means any day other than Saturday, Sunday or any statutory holiday in the City of Vancouver, British Columbia, Canada.

(c)

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

7.

Notwithstanding any other provision of this Policy, notice given to the Chief Executive Officer of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Chief Executive Officer of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Chief Executive Officer of the Company at the address of the principal executive offices of the Company, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific Time) on a business day, then such delivery or electronic communication shall be deemed to have been made on the next business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any provision or requirement of this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on April 11, 2013 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Company at the Company’s next shareholder meeting following the effective date of this Policy, the Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect.